SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

NEWS RELEASE

POLSKA TELEFONIA CYFROWA ANNOUNCES CHANGES
IN THE SUPERVISORY BOARD

Warsaw – May 7, 2004 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services and holder of UMTS license, today announced the following change in its Supervisory Board.

Mr. Lutz Schade was nominated to PTC’s Supervisory Board by T-Mobile Deutschland GmbH, effective May 7, 2004. He replaces Mr. Michael Lawrence, who had been a member of PTC’s Supervisory Board since June 22, 2001.

According to the terms of PTC’s shareholder agreement, four board members are nominated by Elektrim Telekomunikacja Sp. z o.o., two by T-Mobile Deutschland GmbH, two by MediaOne International B.V. (a member of the Deutsche Telekom Group) and the ninth member is independent.

The members of the new Supervisory Board are as follows:

1.

Dariusz Oleszczuk (Elektrim Telekomunikacja Sp. z o.o.)

2.

Michael Günther (MediaOne International B.V.)

3.

Fridbert Gerlach (MediaOne International B.V.)

4.

Uli Kühbacher (T-Mobile Deutschland GmbH)

5.

Lutz Schade (T-Mobile Deutschland GmbH)

6.

Michael Picot (Elektrim Telekomunikacja Sp. z o.o.)

7.

Philippe Houdouin (Elektrim Telekomunikacja Sp. z o.o.)

8.

Zygmunt Solorz-Żak (Elektrim Telekomunikacja Sp. z o.o.)

9.

Jacek Trela (independent)

Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides a full range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.era.pl. pages on the Internet.

For more information, please see the www.era.pl pages on the Internet.

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For further information please contact:

Małgorzata Czaplicka

Investor relations Manager
( (+48) 22 413 3275
Mobile: (+48) 602 203 275
Fax: (+48) 22 413 6235

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations

By: /s/ Jonathan Eastick

Director of Finance

May 7, 2004